SlXTH AMENDMENT TO THE ACCOUNTS PLEDGE AGREEMENT

between

THE BANK OF NEW YOlli( MELLON
as Collateral Agent for the benefit of the Secured Parties under the First Lien lntercreditor Agreement

and

CLOSURE SYSTEMS INTERNATIONA.L (BRAZLL) SISTEMAS DE VEDAC,:AO LTDA.
as Grantor

Dated as of
February 14    ,2014

.

SIXTH AMENDMENT TO THE ACCOUNTS PLEDGE AGREEMENT

This Sixth Amendment to the Accounts Pledge Agreement (the "Amendment") is made as of February 14 , 2014 by and among:

(a)THE BANK OF' NEW YORK MELLON, a financial institution puly organized and existing under the laws ofllie Stale of New York, with its registered office at t Ol Barclay Street, 4E, New York, NY 12086, USA, enrolled with the Brazilian Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under ri0 09.214.177/0001-65, acting exclusively in the capacity as collateral agent of and for the benefit of the Secured Parties under the First Lien Intercreditor Agreement (together with its successors--and permitted assignees in such capacity, the "Collateral Agent"); and

(b)CLOSUllE SYSTEi\·s NTEl NATIONAL (BRAZIL) Srsn:MAS DE VEDA(,-:AO LIDA., a limited liability company duly organized and,existi1,g in accordance with the laws of Brazi l, with its registered office in the City of Ba,rue1i, State of Sao Paulo, at Alameda Aragu'aia, n° 1.819- 1.889, Sftio Tambore, enrolled with the CNPJ/MF under n° 09.074.885/0001-48, herein represented in accordance with its Charter Documents (together with its successors and permitted assignees, the "Grantor");

WHEREAS, on Janmiry 29, 20l0, the parties hereto entered into the Accounts Pledge Agreement (the"Plcdge Agreement").

WHEREAS, the Pledge Agreemept was amended by (i) the Amendment to the Accounts , Pledge Agreement dated Mqy 4, 2010, in respect of an Amendment No. 2 and Incremental Term Loan Assumption.Agreement dated May 4, 2010, (ii) the Second Amendment to the Accounts Pledge Agreement dated November 16, 2010, in respect of ati Amendment No. 3 and Incremental Term Loan Assumption Agreement dated September 30, 2010 and a Seriior Secured Notes Indenture dated October 15, 2010, (iii) the Third Amendment to the Accounts Pledge Agreement dated March 2, 201 1, in resjJect of an Amendment No. 4 and Tqcremental Term Loan Assumption Agreement dated February 9, 2011 and the February 201 lSecured Notes Indenture,
(iv)the Fourth Amendment to the Accounts Pledge Agreement date September 08, 2011, in respect of an Amendment No. 6 and Incremental Term Loan Assumption Agreement dated August 9, 2011 and foe August 2011 Sectlred Notes Inderiture, and (v) the Fifth Amendment to the Accounts Pledge Agreement dated November 7, 2012, in .respect of an Amendment No. 7 and Incremental Term Loan Assumption Agreement dated September 28, 2012 and the September 28, 2012 Secured Notes Indenture.    ·

WHEREAS, the following documents ("Additional Documents") were entered into on the date, and by and among the patties, described below:
.    '
Amendment No. 8 and Incremental Term Loan Assumption Agreeent dated November 27, 2013, entered into by and among, including others, Reynolds Group Holdings Inc., Reynolds Consumer Products Holdings LLC (formerly Reynolds Consumer Products Holdings Inc.), Closure Systems International Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria

Holding GmbH, Closure Systems International B.V., Pactiv L!-C (forme'rly Pacti v Corporation), Beverage Packaging Holdings (Luxembourg) Ill S.a r.l., Evergreen Packaging Inc., Reynolds Consumer Products Inc., Reynolds Group Holdings Limited, the Guarantors from time to time party thereto, the Lenders from time to time party therto and Credit Suisse AG as administrative agent for the Lenders, related to, aild amending, the Third Amended and Restated Credit Agreement dated as of September 28, 2012, as set out therein and as further amended·, extended, restructured, renewed, novated, supplemented, restated, refunded, replaced or modified . from time to time (the "Credit Agreement"); and    1

. '
(ii) Loan Modificatiop Agreement dated December 27, 2013, entered into .bY and among, including others, Reynolds Group Holdings Inc., Reynolds Consumer Products Iloldings LLC (formerly Reynolds Consumer Products Holdings Inc,), Closure Systms fnternatio1fal Holdings Inc., SIG Euro Holding AG & Co. KGaA, SIG Austria Holding GmbH, Closure Systems International B.V., Pactiv LLC (formerly Pactiv Corporation), Beverage Packaging Holdings (Luxembourg) llJ S.a r.L, Evergreen Packaging Inc., Reynolds Consumer Products Inc., Reynolds Group Holdings Limited, the Guarantors from time to ti me patty thereto, the Lenders from time to time party thereto and Credir Suisse AG as administrative agent for the

·Lenders, related to, and amending, the Credit Agreement.

WHEREAS, the pa1ties recognize and agree that the security interest created -under the Pledge Agreement shall extend to secure, in llddition to the obligations currently secured thereby, the obligations created under the Additional Documents ("Additional Covered Obligations").

NOW, THEREFORE, in consideration of the foregoing premises and mutual covenants contained herein, the paities hereto agree as follo\vs:

1.Defined Terms. Capitalized terms u,sed and not otherwise defined in this Amendment are used herein and ·in any notice given unde{ this Amcl1dment \yith the same meanings ascribed to such terms in the Pledge Agreement or any·of its amendments. All terms defin·ed in this Amendment shall have the defined meanings contained'herein when used in any
. certificate or other document made or delivered pursuant hereto unless otherwise defined therein.
;'

2.	Amendment ,. The parties hereto agree to amend the description of the Secured
Obligations containd in Schedule A-I of the Pledge Agreement in order to adjust such description to the Additional Covered Obligation s. Accordingly, the parties hereto amend Schedule A-I of the Pledge Agreement, which shall be in force and effect as of the date hereof with the following languag: '

'<JlESCRTPTION OF THE SECURED OBL GATIONS UNDER THELOAN Docm-mNTS

a)All obligations owed to the Secured ·Parties now existing or hereafter arising, direct or indirect, absolute or contingent, due or to become due, under the Loan Documents, includi ng (and without limitation):    ·

(i)	a senior secured U.S. term lqan facility in an aggregate principal amount not in excess of US $2,212,650,000 with an interest rate equivalent to the Applicable

Margin plus (a) the Adjusted LIBO Rate for borro\vings denomi nated i11 Dollars for the applicable Interest Period or (b) the Alternate Base Rate, as applicable; which shall be repaid in full on December 1, 2018 (subject to any prepayment and acceleration provisions); .

(ii)	a senior secured European term loan facility ·in an aggregate principal amount not
i n excess of €297 ,000,000 with an interest rate equivalent to the Applicable
Margi n pl us (a) the Adjusted LIBO Rate for bon-owings denominated in Euro for the appliq1ble ltllerest Period or (b) the Foreign Base Rate, as applicable; which shall be repaid in full on December 1, 2018 (subject to any prepayment and acceleration provisions);
(iii)	a senior secured U.S. revolving loan facility in an aggregate principal amount not in excess of US $120,000,000, which principal amounts include sub-limi ts for letter of credit facilities, with an interest rat equivalent to the Applicable Margin pl us (a) the Adjusted LlBO Rate for borrowings denominated in t;>ollars for the applicable Interest Period or (b) the Alternate Base Rate, .as applicable; wh_ich shall be repa,id i n full on December 27, 2018 (subject lo any prepayment and
'acceleration provisions);
(iv)	a European revolving loar:i facility in an aggregate princi pal amount not in excess of €54,235,000, which pdncipal amounts include sub-limits for letter of credit facilities with an interest rate equivalent to the Applicable Margin plus (a) the
Adjusted LIBO Rate for borrowings denominated in Euro for the applicable
Interest Period or (b) the Foreign Base Rate, as applicable; which shall be repaid in full on December 27, 201 8 (subject to any prepaynient and acceleration provisions); and
(v)	incremental loan facilities in a pi'incipal amount of up to US $750,000,000 wit h an interest rate equivalent to the rates set forth ill clauses (i) through (iv) above, as	,
applicable to the relevant incremental loan facility; which shall be repaid in full as set forth in clauses (i) through (iv) above, as applicable to the relevant incremental loan facility or such other ·as set out in the relevant Incremental Assumption
Agreement, which date of repayment shall be earlier lhan'the dates set forth above as applicable to the relevant incremental Joan facility (subject to any prepayment and acceleration provisions) .
b)all other obligations, advances, debts and l iabil ities owed to the Secured Parties u nder the Credit Agreement, including indenutlties , fees and interest inci1rred u nder, adsing out of or in connection with the Credit Agreement.

Definitions

For the purpose of this item "I" of this Schedule A all capitalized terms used and not otherwise defined in this Agreement shall have the meaning ascribed to such terms m the Credit Agreement."

3.Registration of this Amendment. The Grantor shall, at its own expense, no later than twenty (20) days from the execution date of this Amendment, (i) cause the signature of the parties who have signed this Amendment outside Brazil to be notarized by a public notary and consularized at the local Brazil consulate, (ii) cause this Amendment to be translated into Portuguese by a public sworn translator (tradutor p1/blico juramentado) and (iii) have this Amendment, together with its sworn translation (tradu(_:do j11rame 11tada) into Portuguese, annotated at the margin of the registration of the Pledge Agreement with the competent Registry · of Deeds and Documents (Cart6rio de Registro de Tftulos e Documentos) in Brazil pursuant to Article 128 of Law No. 6,015 of December 31, 1973. The Grantor shall, promptly after such registration deliver to the Collateral Agent evidence of such registration in form and substance satisfactory to the Collateral Agent. All expenses incurred in connection with such registrations shall' be borne by the Grantor.    ·    ·

Notvithstanding the foregoing, the Collateral Agent, at its sole discretion, may decide to undertake any of th registrations, translations, filings and other formalities described herein if Granter falls to do so, whereupon the Grantor shall reimburse the Co)lateral Agent promptly for any and all costs and expenses incurred by it related to such registrations, translations, filings and other formalities in accordance with the provisions of the Principal Finance Documents .

4.Effectiveness of the Pledge Agreement. All the provisions of the Pledge Agreement not expressly amended as a result of this Amendn1ent shall remain in full force and effect.

5.Security Document. The Parties agree that this Amendm ent shall be deemed a - "Security Document" _' for the purposes of and as defined in the First Lien Tnterereditor Agreement (and for no othe1' pu_rpose) and that, accordingly, all rights, duties: privileges, protections and benefits of the Collateral Agent set forth in the First Lien Intercreditor Agreement are hereby incorporated by reference.

6.Governing Law; Jurisdiction . This Amendment shall be governed by and construed and interpreted in accordance with the laws of Brazil. The parties irrevocably submit to the jurisdiction of the courts sitting in the City of Sao Paulo, State of Sao Paulo, Brazil, any action or proceeding lo - resolve any dispute or controversy related to or arisi ng from this Amendment and the parties irrevocably agree that all claims in respect of such action or proc_eeding may be heard and determined in _ such· courts, with the express waiver of the
. juris liction of any other court, however privileged it may be.

' '

IN WITNESS WHEREOF, the patties have caused this Amendment to be duly executed i n the presence of the undersigned witnesses.